Therapix Biosciences Ltd.

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

September 3, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Therapix Biosciences Ltd. (CIK 0001611746)
Registration Statement No. 333-233417 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Therapix Biosciences Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on September 5, 2019 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Therapix Biosciences LTD.

By:	/s/ Ascher Shmulewitz
Ascher Shmulewitz, M.D, Ph.D. Chairman and Interim Chief Executive Officer